SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 3)*

Adeptus Health Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

006855100

(CUSIP Number)

David Clark

Elliot Press

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Mark D. Wood, Esq.

Jonathan D. Weiner, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 006855100	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,600,861 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,600,861 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,861 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.76% (1)
14	TYPE OF REPORTING PERSON PN

(1) Consists of shares of Class A Common Stock held by Deerfield Partners, L.P. and Deerfield International Master Fund, L.P., of each of which Deerfield Mgmt, L.P. is the general partner. The percentage of outstanding Class A Common Stock beneficially owned has been determined based on 16,395,599 shares of Class A Common Stock outstanding as of November 7, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

 SCHEDULE 13D

CUSIP No. 006855100	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,600,861 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,600,861 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,861 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.76% (2)
14	TYPE OF REPORTING PERSON PN

(2) Consists of shares of Class A Common Stock held by Deerfield Partners, L.P. and Deerfield International Master Fund, L.P., of each of which Deerfield Management Company, L.P. is the investment adviser. The percentage of outstanding Class A Common Stock beneficially owned has been determined based on 16,395,599 shares of Class A Common Stock outstanding as of November 7, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

SCHEDULE 13D

CUSIP No. 006855100	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 704,380
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 704,380
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,380
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.30% (3)
14	TYPE OF REPORTING PERSON PN

(3) The percentage of outstanding Class A Common Stock beneficially owned has been determined based on 16,395,599 shares of Class A Common Stock outstanding as of November 7, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

 SCHEDULE 13D

CUSIP No. 006855100	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Deerfield International Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 896,481
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 896,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 896,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.47% (4)
14	TYPE OF REPORTING PERSON PN

(4) The percentage of outstanding Class A Common Stock beneficially owned has been determined based on 16,395,599 shares of Class A Common Stock outstanding as of November 7, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

SCHEDULE 13D

CUSIP No. 006855100	Page 6 of 8 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,600,861 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,600,861 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,861 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.76% (5)
14	TYPE OF REPORTING PERSON IN

(5) Consists of shares of Class A Common Stock held by Deerfield Partners, L.P. and Deerfield International Master Fund, L.P. James E. Flynn is the managing member of the general partner of each of Deerfield Mgmt, L.P. and Deerfield Management Company, L.P., the general partner and the investment adviser, respectively, of Deerfield Partners, L.P. and Deerfield International Master Fund, L.P. The percentage of outstanding Class A Common Stock beneficially owned has been determined based on 16,395,599 shares of Class A Common Stock outstanding as of November 7, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

This Amendment No. 3 (this “Amendment”) to Schedule 13D amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Management Company, L.P. (“Deerfield Management”), (iii) Deerfield Partners, L.P. (“Deerfield Partners”), (iv) Deerfield International Master Fund, L.P. (“DIMF” and, together with Deerfield Partners, collectively referred to herein as the “Funds”) and (v) James E. Flynn, a natural person (“Flynn” and, collectively with Deerfield Mgmt, Deerfield Management, Deerfield Partners, and DIMF, the “Reporting Persons”), with respect to the securities of Adeptus Health Inc. (the “Company”), on September 19, 2016, as amended by Amendment Nos. 1 and 2 thereto, filed by the Reporting Persons on February 6, 2017 and April 4, 2017, respectively.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented and amended by adding the following:

On April 19, 2017, the Company and certain of its affiliates filed a joint plan of reorganization (the “Plan”) under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas (the “Bankruptcy Court”). In connection with such filing, the Funds and their affiliates intend to provide up to $45 million of debtor-in-possession financing (the “DIP Financing”), subject to approval by the Bankruptcy Court. There can be no assurance that the Bankruptcy Court will approve the DIP Financing.

As previously reported in the Schedule 13D, on April 3, 2017, the Funds and certain of their affiliates acquired the entire $212.7 million senior debt position then outstanding, including bridge loan debt, from certain of the Company’s creditors (the “Initial Senior Debt”). The Funds and their affiliates subsequently made an additional bridge loan to the Company in the amount of $13.5 (collectively with the Initial Senior Debt, the “Senior Debt”). The Plan provides that, if confirmed, a portion of the Senior Debt held by the Funds and their affiliates and their rights with respect to the DIP Financing will be exchanged for newly-issued equity interests in Adeptus Health LLC and certain of its affiliates representing 100% of the then outstanding equity interests in the Company and such affiliates upon the effectiveness of the Plan. If the Plan is confirmed, upon its effectiveness, all equity securities of the Company outstanding immediately prior to such effectiveness will be cancelled.

The Reporting Persons anticipate that the Company (and affiliated debtors) will request that the Bankruptcy Court schedule a hearing as soon as possible to consider the terms of the Plan under Section 1129 of the Bankruptcy Code. All of the Funds currently intend to support the Plan. There can be no assurance, however, that the Bankruptcy Court will confirm the Plan or whether an alternative restructuring plan or transaction will proposed by the Company or any other party or effected.

            The foregoing description of the Plan does not purport to be complete and is qualified in its entirety by the full text of the Plan, a copy of which was filed by the Company as Exhibit 99.2 to the Current Report on Form 8-K, dated as of the date hereof.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2017

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD INTERNATIONAL MASTER FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler

Jonathan Isler, Attorney-in-Fact